UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tiptree Financial Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

88822Q103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [   ]   Rule 13d-1(c)
                  [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Fintan Partners, LLC (20-2379035)

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned
by Each Reporting Person With	(5) Sole Voting Power:	996,023*
	(6) Shared Voting Power:	0*
	(7) Sole Dispositive Power:	996,023*
	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 996,023*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row (9): 9.7%*

(12) Type of Reporting Person (See Instructions): IA

*Based on the information set forth on the Form 10-Q of Tiptree Financial Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013, there were 10,266,853 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of the Company outstanding as of November 12, 2013.  As of December 31, 2013 (the “Reporting Date”), Fintan Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), owned an aggregate of 996,023 shares of the Class A Common Stock.  Fintan Partners, LLC, a Delaware limited liability company (“Fintan Partners”), is the investment manager of the Master Fund and, as such, possesses the sole power to vote and the sole power to direct the disposition of the shares of Class A Common Stock held by the Master Fund.  As a result of the foregoing, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Fintan Partners is deemed to be the beneficial owner of 996,023 shares of Class A Common Stock, or approximately 9.7% of the Class A Common Stock deemed issued and outstanding as of such date.

Item 1(a) Name Of Issuer: Tiptree Financial Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

Tiptree Financial Partners, L.P.
780 Third Avenue
21st Floor
New York, NY 10017

Item 2(a) Name of Person Filing:

Fintan Partners, LLC

Item 2(b) Address of Principal Business Office or, if None, Residence:

203 Redwood Shores Parkway
Suite 230
Redwood City, CA 94065

Item 2(c) Citizenship:

Fintan Partners, LLC, a Delaware limited liability company

Item 2(d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share

Item 2(e) CUSIP No.: 88822Q103

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of December 31, 2013):	996,023*

(b) Percent of Class (as of December 31, 2013)::	9.7%*

(c) Number of Shares as to which such person has

(i) sole power to vote or to direct the vote:	996,023*

(ii) shared power to vote or to direct the vote:	0*

(iii) sole power to dispose or to direct the disposition of:	996,023*

(iv) shared power to dispose or to direct the disposition of:	0*
_________________

*Based on the information set forth on the Form 10-Q of Tiptree Financial Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013, there were 10,266,853 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of the Company outstanding as of November 12, 2013. As of December 31, 2013 (the “Reporting Date”), Fintan Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), owned an aggregate of 996,023 shares of the Class A Common Stock. Fintan Partners, LLC, a Delaware limited liability company (“Fintan Partners”), is the investment manager of the Master Fund and, as such, possesses the sole power to vote and the sole power to direct the disposition of the shares of Class A Common Stock held by the Master Fund. As a result of the foregoing, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Fintan Partners is deemed to be the beneficial owner of 996,023 shares of Class A Common Stock, or approximately 9.7% of the Class A Common Stock deemed issued and outstanding as of such date.

Item 5.    Ownership of Five Percent or Less of a Class

   Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Februaray 14, 2014

/s/ Christopher Montclare
Christopher Montclare, in his capacity as the
Managing Director, Chief Operating Officer and
Chief Compliance Officer of Fintan Partners, LLC

   Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)